1.
Names of Reporting Persons.

QUAD CAPITAL MANAGEMENT ADVISORS, LLC
2.
Check the Appropriate Box if a Member of a Group
(a) [  ]
(b) [  ]
3.
SEC Use Only
4.
Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
5.
Sole Voting Power	0

6.
Shared Voting Power	2,791,203 (1)

7.
Sole Dispositive Power	0

8.
Shared Dispositive Power	2,791,203 (1)
9.
Aggregate Amount Beneficially Owned by Each Reporting Person
2,791,203 (1)
10.
Check if the Aggregate Amount in Row (9) Excludes*
 Certain Shares (See Instructions)
[  ]
11.
Percent of Class Represented by Amount in Row (9)
3.83%
12.
Type of Reporting Person:
IA


(1) Includes 454,545 Shares (as defined herein) obtainable upon* exercise of warrants held by Quad Capital Management Advisors, LLC.



1.
Names of Reporting Persons.

QUAD CAPITAL MANAGEMENT, LLC
2.
Check the Appropriate Box if a Member of a Group
(a) [  ]
(b) [  ]
3.
SEC Use Only
4.
Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
5.
Sole Voting Power	0

6.
Shared Voting Power	2,791,203 (1)

7.
Sole Dispositive Power	0

8.
Shared Dispositive Power	2,791,203 (1)
9.
Aggregate Amount Beneficially Owned by Each Reporting Person
2,791,203 (1)

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See * Instructions)
[  ]
11.
Percent of Class Represented by Amount in Row (9)
3.83%
12.
Type of Reporting Person:
HC


(1) Includes 454,545 Shares (as defined herein) obtainable upon exercise of* warrants held by Quad Capital Management Advisors, LLC.


1.
Names of Reporting Persons.

JOHN VINCENT GUARINO
2.
Check the Appropriate Box if a Member of a Group
(a) [  ]
(b) [  ]
3.
SEC Use Only
4.
Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With
5.
Sole Voting Power	204,543 (1)

6.
Shared Voting Power	2,791,203 (2)

7.
Sole Dispositive Power	204,543 (1)

8.
Shared Dispositive Power	2,791,203 (2)
9.
Aggregate Amount Beneficially Owned by Each Reporting Person
2,995,746 (1,2)
10.
Check if the Aggregate Amount in Row (9) Excludes Certain*
Shares (See Instructions)
[  ]
11.
Percent of Class Represented by Amount in Row (9)
4.11%
12.
Type of Reporting Person:
IN, HC

(1) Includes 68,181 Shares obtainable upon exercise of warrants* held by John Vincent Guarino.

(2) Includes 454,545 Shares obtainable upon exercise of warrants held by* Quad Capital Management Advisors, LLC.

1.
Names of Reporting Persons.

GUERINO CIAMPI
2.
Check the Appropriate Box if a Member of a Group
(a) [  ]
(b) [  ]
3.
SEC Use Only
4.
Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With
5.
Sole Voting Power	1,177,411 (1)

6.
Shared Voting Power	2,791,203 (2)

7.
Sole Dispositive Power	1,177,411 (1)

8.
Shared Dispositive Power	2,791,203 (2)
9.
Aggregate Amount Beneficially Owned by Each Reporting Person
3,968,614 (1, 2)
10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares*
(See Instructions)
[  ]
11.
Percent of Class Represented by Amount in Row (9)
5.43%
12.
Type of Reporting Person:
IN, HC

(1) Includes 159,091 Shares obtainable upon* exercise of warrants held by Guerino Ciampi.

(2) Includes 454,545 Shares obtainable upon exercise of* warrants held by Quad Capital Management Advisors, LLC.


Item 1(a).	Name of Issuer:

		root9B Technologies, Inc. (the "Issuer")
Item 1(b).	Address of Issuer's Principal Executive Offices:
		4521 Sharon Road, Suite 300, Charlotte, North Carolina 28211
Item 2(a).	Name of Person Filing

              This Statement is filed on behalf of each of the* following persons (collectively, the "Reporting Persons"):

              i) Quad Capital Management Advisors, LLC ("Quad Capital");

              ii) Quad Capital Management, LLC ("QCM");

              iii) John Vincent Guarino ("Mr. Guarino"); and

              iv) Guerino Ciampi ("Mr. Ciampi").

              This Statement relates to Shares (as defined herein)* held for accounts of various portfolios ("Portfolios") managed* by Quad Capital, Shares held directly by Mr. Guarino,* and Shares held by directly Mr. Ciampi. QCM is a managing* member and the sole owner of Quad Capital. Mr. Guarino* is the other managing member of Quad Capital and a managing* member of QCM. Mr. Ciampi is the other managing member of QCM.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

              The address of the principal business office of each of the* Reporting Persons is 77 Water Street, 16th Floor, New York, New York 10005.

Item 2(c).	Citizenship:

		i) Quad Capital is a Delaware limited liability company;

       ii) QCM is a Delaware limited liability company;

       iii) Mr. Guarino is a citizen of the United States of America; and

       iv)  Mr. Ciampi is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

		Common Stock, $0.001 par value per share (the "Shares")

Item 2(e).	CUSIP Number:
		776650103

Item 3.		If This Statement is Filed Pursuant to 240.13d-1(b) or*
 240.13d-2(b) or (c), Check Whether the Person Filing is a:

		This Item 3 is not applicable.


Item 4.		Ownership:
Item 4(a)	Amount Beneficially Owned:
             As of June 23, 2015 and the date hereof,*
Quad Capital may be deemed to beneficially*
 own 2,791,203 Shares.  This amount includes*
2,336,658 Shares and 454,545 Shares obtainable upon* exercise of warrants. QCM may be deemed to* beneficially own the 2,791,203 Shares beneficially* owned by Quad Capital. Mr. Guarino may be deemed* to beneficially own 2,995,746 Shares, which* amount includes the 2,791,203 Shares beneficially* owned by Quad Capital as well as 136,362 Shares,* and 68,181 Shares obtainable upon exercise of* warrants, directly held by Mr. Guarino. Mr. Ciampi* may be deemed to beneficially own 3,968,614 Shares,* which amount includes the 2,791,203 Shares* beneficially owned by Quad Capital as well as*
 1,018,320 Shares, and 159,091 Shares obtainable* upon exercise of warrants, directly held by Mr. Ciampi.

Item 4(b)	Percent of Class:

             As of June 23, 2015 and the date hereof, Quad Capital* and QCM may be deemed to beneficially own approximately 3.83% of the* Shares outstanding, Mr. Guarino may be deemed to beneficially own* approximately 4.11% of the Shares outstanding, and Mr. Ciampi may be* deemed to beneficially own approximately 5.43% of the Shares* outstanding. These percentages are based on the sum of (i) 72,454,936* Shares outstanding as of May 5, 2015, according to the Issuer's* quarterly report on Form 10-Q filed on May 15, 2015, and*
 (ii) the number of Shares each Reporting Person has the* right to acquire upon exercise of warrants beneficially owned* by such Reporting Person, in accordance with Rule 13d-3(d)(1)(i)(D)* under the Act.

Item 4(c)	Number of Shares as to which such person has:
Quad Capital and QCM
(i) Sole power to vote or direct the vote:
0
(ii) Shared power to vote or direct the vote:
2,791,203
(iii) Sole power to dispose or direct the disposition of:
0
(iv) Shared power to dispose or direct the disposition of:
2,791,203
Mr. Guarino
(i) Sole power to vote or direct the vote:
204,543
(ii) Shared power to vote or direct the vote:
2,791,203
(iii) Sole power to dispose or direct the disposition of:
204,543
(iv) Shared power to dispose or direct the disposition of:
2,791,203
Mr. Ciampi
(i) Sole power to vote or direct the vote:
1,177,411
(ii) Shared power to vote or direct the vote:
2,791,203
(iii) Sole power to dispose or direct the disposition of:
1,177,411
(iv) Shared power to dispose or direct the disposition of:
2,791,203


Item 5.		Ownership of Five Percent or Less of a Class:
		This Item 5 is not applicable.
Item 6.		Ownership of More than Five Percent on Behalf of Another Person:
             See disclosure in Item 2. The Funds are known to have the right* to receive or the power to direct the receipt of dividends from,* or the proceeds from the sale of, the Shares covered by this Statement* that may be deemed to be beneficially owned by Quad Capital.

Item 7.	Identification and Classification of the Subsidiary Which Acquired*
 the Security Being Reported on By the Parent Holding Company or Control Person:

	See disclosure in Item 2 hereof.

Item 8.		Identification and Classification of Members of the Group:
		This Item 8 is not applicable.
Item 9.		Notice of Dissolution of Group:
		This Item 9 is not applicable.
Item 10.	Certification:
             By signing below I certify that, to the best of my* knowledge and belief, the securities referred* to above were not acquired and are not held for the purpose* of or with the effect of changing or* influencing the control of the issuer of the* securities and were not acquired and are not* held in connection with or as a participant* in any transaction having that purpose or effect,* other than activities solely in connection with* a nomination under 240.14a-11.

SIGNATURE
       After reasonable inquiry and to the best of my knowledge and belief,* I certify that the information set forth in this* statement is true, complete and correct.



QUAD CAPITAL MANAGEMENT ADVISORS, LLC






By:          /s/ John Vincent Guarino


Name:    John Vincent Guarino


Title:      Managing Member








QUAD CAPITAL MANAGEMENT, LLC






By:          /s/ John Vincent Guarino


Name:    John Vincent Guarino


Title:      Managing Member










JOHN VINCENT GUARINO






/s/ John Vincent Guarino








GUERINO CIAMPI






/s/ Guerino Ciampi



August 7, 2015










SCHEDULE 13G

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